Mail Stop 3561

July 10, 2008

<u>By Facsimile and U.S. Mail</u>

Min-Tan Yang
Chief Executive Officer
Kid Castle Educational Corporation
8th Floor
No. 98 Min Chuan Road
Hsien Tien, Taipei,
Taiwan, Republic of China

> **Re:** **Kid Castle Educational Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 333-39629**

Dear Mr. Yang:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operation, page 23</u>

<u>Results of Operations, page 25</u>

1.   We note a material reversal of the inventory provision in the fiscal 2007 cash flow
        statement without any explanation in your discussion. In future filings please
        disclose, and tell us in your response, the facts and circumstances for the reversal
        and the impact it had on your financial condition and results of operations.

<u>Item 9A. Controls and Procedures, page 29</u>

2.   In future filings, please include the disclosures required by Item 308T(b) of
        Regulation S-K.

<u>Management's Report on Internal Control Over Financial Reporting, page 30</u>

3.   We note you concluded disclosure controls and procedures were ineffective at
        December 31, 2007 due to deficiencies noted by your auditors, problems
        discovered related to misuse of company funds by a company officer, and other
        issues noted in your evaluation. Furthermore, we note that the new Enterprise
        Resource Planning system, which is expected to improve your disclosure controls
        and procedures, is not yet fully operational. In light of these issues, please
        explain to us in further detail how you were able to conclude internal control over
        financial reporting was effective at December 31, 2007. Additionally, please
        revise your disclosure to include a statement identifying the framework you used
        to evaluate the effectiveness of your internal control over financial reporting.
        Refer to Item 308T(a)(2) of Regulation S-K.

<u>Note 11 – Intangible Assets, page F-16</u>

4.   Please revise your disclosure to clarify how you account for goodwill. In this
        regard, we note your disclosure on page 24 that goodwill is amortized over an
        estimated five year useful life, which is inconsistent with the guidance in
        paragraph 18 of SFAS No. 142. Your disclosure in this note regarding the
        amount of goodwill that you will "write-off" over the next five years also
        suggests that you amortize goodwill. However, this is inconsistent with your
        disclosure that goodwill is not amortized but evaluated on an annual basis as to its
        value. To the extent you do in fact amortize goodwill, please revise your
        accounting and related disclosures in future filings to be consistent with the
        guidance in paragraph 18 of SFAS No. 142, which states that goodwill shall not
        be amortized but shall be subject to annual impairment testing.

<u>Exhibits 31 and 32</u>

5.   In future filings, please remove the titles of your chief executive and financial officers in the introductory paragraph of your certifications. Also confirm that the inclusion of the titles in this filing and in Form 10-Q for the quarter ended March 31, 2008 was not intended to limit the capacity in which such individuals provided the certifications.

6.   Please be advised that the certifications required by Rule 13a-14(a) or Rule 15d-14(a) must include language exactly as set forth in Item 601(b)(31) of Regulation S-K. Accordingly, in future filings please include the language that has been deleted from paragraph 4 of your certifications. The revisions should also be included in filings on Form 10-Q.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Brian McAllister, Staff Accountant, at (202) 551- 3341, or Sarah Goldberg, Assistant Chief Accountant at (202) 551-3340, if you have any questions regarding the financial statements and related matters. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

James Allegretto
Senior Assistant Chief Accountant